ANTHONY L.G., PLLC

laura aNTHONy, esq

GEOFFREY ASHBURNE, ESQ*

JOHN CACOMANOLIS, ESQ**

CHAD FRIEND, ESQ, LLM

SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:

MICHAEL R. GEROE, ESQ, CIPP/US****

CRAIG D. LINDER, ESQ*****

PETER P. LINDLEY, ESQ, CPA, MBA

STUART REED, ESQ

MARC S. WOOLF, ESQ

www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

February 11, 2021

VIA ELECTRONIC EDGAR FILING

Alexandra Barone

Staff Attorney

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Wikisoft Corp.
Form 10-12G/A
Filed February 4, 2021
File No. 000-56239

Dear Ms. Barone:

We have electronically filed herewith on behalf of Wikisoft Corp. (the “Company”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced Form 10-12G. Amendment No. 2 is marked to show changes made from the previous filing. We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s comment letter to Carsten Falk, Chief Executive Officer of the Company, dated February 8, 2021. We trust you shall deem the contents of this letter responsive to your comment letter.

Form 10-12G/A filed February 4, 2021

Item 6. Executive Compensation, page 33

Comment 1. With regard to Carsten Falk’s stock awards for the fiscal year ended December 31, 2020, please revise the summary compensation table to include a footnote disclosing all assumptions made in the valuation. Refer to instruction 1 of Item 402(n)(2)(v).

Alexandra Barone

Staff Attorney

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

February 4, 2021

Response: In response to the Staff’s comment, the Company has revised the summary compensation table in Amendment No. 2 to include a footnote disclosing all assumptions made in the valuation with regard to Carsten Falk’s stock award for the fiscal year ended December 31, 2020.

Comment 2. We note that Paul Quintal’s employment agreement provides for a salary of $2,000 per month beginning on October 1, 2020. Please revise the summary compensation table to explain the calculation of Paul Quintal’s salary for fiscal year ended December 31, 2020.

Response: In response to the Staff’s comment, the Company has revised the summary compensation table in Amendment No. 2 to explain the calculation of Paul Quintal’s salary for the fiscal year ended December 31, 2020.

If the Staff has any further comments regarding Amendment No. 2 or any subsequent amendments to same, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Joyce Sweeney/ U.S. Securities and Exchange Commission
Kathleen Collins/U.S. Securities and Exchange Commission
Jan Woo/U.S. Securities and Exchange Commission
Carsten Falk./Wikisoft Corp.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 •

FAX 561-514-0832

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